UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH., D.C.
196

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 AND ENDING DECEMBER 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROCKWELL GLOBAL CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 BAYLISS ROAD
(No. and Street)

MELVILLE	NEW YORK	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NEW YORK	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12063194

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER FERRARA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROCKWELL GLOBAL CAPITAL LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Appeared before me on the 28 of Feb, 2012

Signature

Exec V.P.

Title

Notary Public

CAMILLE S. PUGLISE
No. 01PU6034530
Notary Public State of New York
Qualified in Suffolk County
My Commission Expires 2/15/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKWELL GLOBAL CAPITAL, LLC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2011

Confidential Treatment Requested
Per Rule 17a-5(e)(3)

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

To the Members of
Rockwell Global Capital, LLC.
Melville, New York

Gentlemen:

We have audited the accompanying statement of financial condition of Rockwell Global Capital, LLC. as of December 31, 2011 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis of designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Rockwell Global Capital, LLC. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United states of America, the rules of the Securities and Exchanges Commission, and the rules of the Public Accounting Oversight Board.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
February 27, 2012

ROCKWELL GLOBAL CAPITAL, LLC.

BALANCE SHEET

DECEMBER 31, 2011

ASSETS

Current Assets:	
Cash	$ 707,080
Due from Broker	295,745
Securities	539
Prepaid Expenses	207,352
	1,210,716
Fixed Assets:	70,969
Accumulated Amortization	50,461
	20,508
Other Assets:	
Loans Receivable	326,416
Letter of Credit	60,894
Employee Loans	15,000
Security Deposit	34,039
	436,349
	$1,667,573

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 794,469
Income Taxes	312
Deferred Rent	119,733
	914,514
Members' Equity:	753,059
	$1,667,573

ROCKWELL GLOBAL CAPITAL, LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2011

Revenue:	
Commission Income	$14,062,579
Other Income	2,370,735
Interest & Dividends	309,147
	16,742,461
Expenses:	15,391,532
Net Income Before Income Taxes	1,350,929
Income Taxes:	
New York City Income Tax	312
Net Income:	1,350,617
Members' Equity: Beginning of Year	902,442
Capital Withdrawal	(1,500,000)
Members' Equity: End of Year	$ 753,059

"See Accompanying Notes and Accountants' Report"

ROCKWELL GLOBAL CAPITAL, LLC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities:	
Net Income	$1,350,617
Adjustments to reconcile net income to Net cash provided by operating activities:	
Depreciation and Amortization	13,489
(Increase) Decrease in Due from Broker	(41,134)
(Increase) Decrease in Securities	(539)
(Increase) Decrease in Prepaid Expenses	(64,955)
Increase (Decrease) in Accrued Expenses	(176,801)
Increase (Decrease) in Deferred Expenses	118,324
Increase (Decrease) in Taxes payable	312
Net cash provided by (used for) Operating activities	1,199,313
Cash Flows from Investing Activities:	
Increase in Security Deposit	(5,290)
Net cash used in investing activities	(5,290)
Cash Flows from Financing Activities:	
Letter of Credit	(60,894)
Employee Loans	58,300
Loans Receivable	(138,082)
Capital Withdrawal	(1,500,000)
Net cash provided by financing activities	(1,640,676)
Net Increase (Decrease) in Cash	(446,653)
Cash Balance Beginning	1,153,733
Cash Balance Ending	$ 707,080

ROCKWELL GLOBAL CAPITAL, LLC.

STATEMENT OF CHANGES IN MEMBERS EQUITY

YEAR ENDED DECEMBER 31, 2011

	Capital	Profit	Total
Beginning Balance	$ 870,401	$ 32,041	$ 902,442
Capital Withdrawal	(1,500,000)	-	(1,500,000)
Net Profit	-	1,350,617	1,350,617
Ending Balance	$(629,599)	$1,382,658	$ 753,059

"See Accompanying Notes and Accountants' Report"

ROCKWELL GLOBAL CAPITAL, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - Nature of Business and Significant Accounting Policies

Rockwell Global Capital, LLC, (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

No provision for has been made for Federal or state income taxes since the taxable income or loss of the Company is to be included in the returns of the Member. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

The Company follows guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2011.

ROCKWELL GLOBAL CAPITAL, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Income Taxes(continued)

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 15 months of the reporting date.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Fair Value Measurement

FASB ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

1.Quoted prices in active markets for identical assets or liabilities.
2.Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
3.Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures annually.
The carrying values of cash, accounts receivables, and accounts payables, approximate fair values due to their short maturities.
There was no asset or liability measured at fair value on a non-recurring basis as of December 31, 2011.

NOTE 2 -.Receivable form clearing broker

Receivable from clearing broker consists of the following

Clearing broker deposit receivable	$ 100,000
Due from clearing broker	196,284
	$296,284

ROCKWELL GLOBAL CAPITAL, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 3 – Loans receivable

Advances to employees	$326,416

NOTE 4 – Employee Loans

Employee loans are forgivable over a period of three to four years.	$ 15,000

NOTE 5 - Letter of Credit

In connection with two of its leases, the company has acquired two letters of credit in favor of its landlords.

NOTE 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 – Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for, a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker.

ROCKWELL GLOBAL CAPITAL, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 7 - Commitments

At December 31, 2011, the Company is obligated under leases for office space, which expires in 2019. The lease contains predetermined fixed escalations of minimum rentals during the lease term. In addition, as an inducement to enter into such lease, the Company received various rent allowances.The Company recognizes the rent allowance and the related fixed escalations on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent. As of December 31, 2011, the deferred rent liability amounted to $119,733 and is included in accounts payable and accrued liabilities.

Approximate future minimum annual rental payments under the lease are as follows:

2012	399,955
2013	409,605
2014	419,519
2015	429,705
2016	459,420
2017	470,653
2018	482,195
2019	494,051

NOTE 8 - Regulatory Requirements

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $5,000 whichever is greater. At December 31, 2011, the Company's net capital was $27,847 in excess of the required minimum.

SUPPLEMENTARY INFORMATION

ROCKWELL GLOBAL CAPITAL, LLC.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2011

Computation of Net Capital:

1.	Total Ownership Equity	$ 753,059
2.	Less: Ownership Equity not allowed for Net Capital	664,209
		88,850
3.	Less: Haircuts on Securities	32
4.	Net Capital	$ 88,818

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required 6.667% Aggregate Indebtedness)	$ 60,971
	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	60,971
4.	Net Capital	88,818
5.	Excess Net Capital	$ 27,847

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 914,514
7.	Non Aggregate Indebtedness	-
8	Aggregate Indebtedness	$ 914,514

"See Accompanying Notes and Accountants' Report"

ROCKWELL GLOBAL CAPITAL, LLC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2011

Audited Net Capital	$ 88,818
Net Capital per Focus Part IIA	$ 92,393
Difference	$ 3,575
Accrued Expenses	$ 3,575

"See Accompanying Notes and Accountants' Report"

ROCKWELL GLOBAL CAPITAL, LLC

EXPENSES

YEAR ENDED DECEMBER 31, 2011

Compensation	$12,023,970
Clearing and Execution Charges	642,556
Interest	23,932
Communications	141,730
Regulatory Fees	370,225
Occupancy	307,856
Professional Fees	909,928
Operations	971,335
	$15,391,532

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

February 27, 2012

Rockwell Global Capital, LLC.
Melville, New York

Gentlemen:

In planning and performing our audit of the financial statements of Rockwell Global Capital, LLC Corporation (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 27, 2012

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

February 27, 2012

To the Members of Rockwell Global Capital, LLC
Melville, New York

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Rockwell Global Capital, LLC Corporation
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Perrin, Holden & Davenport Capital Corp. (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the cash disbursement record and cancelled check or facsimile of such returned by the bank, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the Company's trial balance and Form X-17 A-5 Part IIA reports, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the

related schedules and working papers including the Company's trial balance and Form X-17 A-5 Part IIA reports, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 27, 2012